UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02024537

NO ACT
P.E 12-26-2001
1-16169

March 2, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/2/2002

Todd D. Cutler
Legal Department
Exelon Corporation
2301 Market Street
Philadelphia, PA 19101-8699

Re: Exelon Corporation
Incoming letter dated December 26, 2001

Dear Mr. Cutler:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to Exelon by James P. Murphy, DMD. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: James P. Murphy, DMD
198 South Shady Retreat Rd.
Doylestown, PA 18901

Exelon Corporation
2301 Market Street
Philadelphia, PA 19101-8699
www.exeloncorp.com

Exelon[SM]

December 26, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Exelon Corporation**
Shareholder Proposal Submitted by James P. Murphy
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentleman,

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are six copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") received by Exelon Corporation ("Exelon" or the "Company") on April 11, 2001 from James P. Murphy (the "Proponent") for inclusion in the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2002 annual meeting of shareholders. This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Exelon requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if Exelon omits the Proposal from its Proxy Materials.

The Company would appreciate the Division's response to its request prior to February 26, 2002, which is the date of the meeting of the Company's Board of Directors at which the Proxy Materials will be approved. The Company expects to file definitive copies of its Proxy Materials with the Commission on approximately March 15, 2002.

The Proposal reads as follows: "This is a shareholder proposal for the year 2002. (1) A vote to increase the dividend by (ten) percent. (2) A vote to change the ($50,000) annual grant of deferred stock units to the board of Directors to $50,000 in stock options."

Exelon has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of the Rules 14a-8(b), 14a-8(c) and 14a-8(i)(13).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14A-8(b) FOR FAILURE TO HAVE CONTINUOUSLY HELD AT LEAST $2,000 IN MARKET VALUE, OR 1%, OF THE COMPANY'S SECURITIES ENTITLED TO BE VOTED ON THE PROPOSAL AT THE MEETING FOR AT LEAST ONE YEAR BY THE DATE THE PROPOSAL WAS SUBMITTED.

The Proposal did not contain any information regarding share ownership. The Company has reviewed its records and contacted its transfer agent and has found no evidence that Proponent holds any shares of Exelon. Furthermore, by letter dated December 4, 2001, a copy of which is attached hereto, the Company requested, among other things, that Proponent provide documentation with regard to Proponent's share ownership. The Company has received no response.

In the Company's view, the Proponent did not hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date the Proposal was submitted and has provided no documentation to suggest otherwise. Therefore, the Company requests the Division's concurrence that the Proposal may be omitted under Rule 14a-8(b).

II. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(c) BECAUSE SHAREHOLDER HAS SUBMITTED MORE THAN ONE PROPOSAL TO THE COMPANY FOR THE PARTICULAR SHAREHOLDERS' MEETING.

The Proponent's letter, dated April 11, 2001, actually contains two proposals: (1) to increase the dividend, and (2) to alter the compensation of the Board of Directors. In its December 4, 2002 letter, the Company indicated to the Proponent, pursuant to Rule 14a-8(c), that only one proposal may be submitted and requested that Proponent revise his Proposal. The Company has received no response. Therefore the Company requests the Division's concurrence that the Proposal may be omitted under Rule 14a-8(c).

III. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(13) AS IT RELATES TO SPECIFIC AMOUNTS OF CASH OR STOCK DIVIDENDS.

The Proponent's request for "a vote to increase the dividend by (ten) percent" clearly relates to a specific amount of dividends. The Company, therefore, requests the Division's concurrence that the Proposal may be omitted under Rule 14a-8(i)(13). See General Motors Corporation (publicly available April 7, 2000).

Based on the foregoing, the Company hereby respectfully requests that the Division agree that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2002 Proxy Materials under Rules 14a-8(b), 14a-8(c) and 14a-8(i)(13).

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (215) 841-4694. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

Todd D. Cutler

Todd D. Cutler

Enclosures

cc: J.P. Murphy
K.K. Combs
w/enclosures

James P. Murphy, DMD
198 South Shady Retreat Rd
Doylestown, Pa. 18901

4/11/01

K. K. COMBS
APR 2 6 2001
REFER TO Cutler/Peters

Katherine K Combs
Vice President and Corporate Secretary
Exelon Corporation
10 South Dearborn ST.
37th Floor
P.O. Box 805398
Chicago, Il 60680-5398

This is a share holder proposal for the year 2002.

(1) A vote to increase the Dividend by (ten) percent.

(2) A vote to change the ($50,000) Annual grant of deferred Stock units to the board of Directors to $50,000 in Stock options.

Thank you

James Patrick Murphy, DMD

Exelon
Business Services Company

Legal Department

Exelon Business Services Company
2301 Market Street/ S23-1
P.O.Box 8699
Philadelphia, PA 19101-8699

Telephone 215 841-5544
Fax 215 568-3389
www.exeloncorp.com

Via Overnight Delivery

December 4, 2001

James P. Murphy, DMD
198 South Shady Retreat Road
Doylestown, PA 18901

Dear Dr. Murphy:

We are in receipt of your letter submitting two shareholder proposals for the 2002 annual meeting of shareholders. In its current form, your letter does not meet the SEC rules and requirements relating to shareholder proposals. For example, the SEC rules require that you provide us sufficient information to determine and verify your status as a shareholder and your eligibility to submit a proposal. In addition, you have submitted two proposals and, under the SEC rules, only one submission is permissible. Unless your letter is revised and resubmitted, we will have to object to its inclusion in next year's proxy. In order to assist you, I have enclosed a copy of SEC Rule 14a-8 concerning shareholder proposals.

Thank you for your interest in Exelon.

Sincerely,

Todd D. Cutler

Enclosure

cc: K.K. Combs w/enclosures

P184719

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 26, 2001

The proposal seeks to increase Exelon's dividend by 10% and to change board compensation.

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon with Exelon relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor